# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Victoria's Secret & Co., CIK 0001856437
CUSIP: 926400102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Date of event which requires filing of this statement: 05/04/2026
Filed by CIK 0001930869
Persons authorized to receive notices and communications: BRETT BLUNDY, BBRC INTERNATIONAL PTE LIMITED, 3 Phillip St #09-05 Royal Group Building, Singapore, Singapore (U0), 048693, 61 2 9285 6700; Richard Brand, Michelle Rutta White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, (212) 819-8200

## Reporting persons
- BBFIT INVESTMENTS PTE LTD: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 10,310,531; sole dispositive power 0; shared dispositive power 10,310,531; aggregate amount beneficially owned 10,310,531 (13% of the class)
- THE BB FAMILY INTERNATIONAL TRUST: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 10,310,631; sole dispositive power 0; shared dispositive power 10,310,631; aggregate amount beneficially owned 10,310,631 (13% of the class)
- BBRC INTERNATIONAL PTE LTD (CIK 0001930869): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,310,631; sole dispositive power 0; shared dispositive power 10,310,631; aggregate amount beneficially owned 10,310,631 (13% of the class)
- BRETT BLUNDY: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,310,631; sole dispositive power 0; shared dispositive power 10,310,631; aggregate amount beneficially owned 10,310,631 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Victoria's Secret & Co.
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Comment:
EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Schedule 13D filed on February 1, 2024, as amended by Amendment No. 1 filed on March 12, 2025, Amendment No. 2 filed on April 1, 2025, Amendment No. 3 filed on June 10, 2025 and Amendment No. 4 filed on November 4, 2025 (collectively, the "Schedule 13D") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Victoria's Secret & Co. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D. The aggregate percentage of shares owned by each person named herein is based on 79,425,668 shares of Common Stock outstanding as of April 15, 2026, as reported in the Issuer's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 1, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On May 4, 2026, the Reporting Persons filed a preliminary proxy statement and accompanying GOLD proxy card with the U.S. Securities and Exchange Commission to be used to solicit votes "AGAINST" the reelection of two members of the board of directors (the "Board") of the Issuer - Chair Donna James, who has served on the Board for 25 years (including the Issuer's predecessor entities) and Mariam Naficy - at the Issuer's 2026 annual meeting of stockholders (the "Annual Meeting").

Also on May 4, 2026, the Reporting Persons issued a press release including an open letter to stockholders (the "Stockholder Letter") announcing the launch of their campaign and urging stockholders to vote "AGAINST" the reelection of Mmes. James and Naficy. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

As described in the Stockholder Letter, the Reporting Persons beneficially own approximately 13.0% of the outstanding Common Stock, making them the Issuer's second-largest stockholder, and have engaged extensively with the Issuer since their initial investment. The Reporting Persons state that, notwithstanding such engagement, the Issuer has materially underperformed relevant benchmarks and has, in their view, suffered from sustained deficiencies in Board oversight, including with respect to capital allocation decisions, strategic execution and responsiveness to stockholder concerns. The Reporting Persons further assert that certain members of the Board have failed to exercise appropriate oversight of management and have not acted with sufficient independence, particularly in light of excessive director tenure and limited equity ownership relative to public stockholders.

The Stockholder Letter also highlights, among other matters, the Issuer's financial underperformance relative to the S&P 500 Consumer Discretionary Distribution & Retail Index since the Reporting Persons' investment, which the Reporting Persons attribute to ineffective oversight that resulted in, among other things, approximately $1.2 billion of capital deployed toward share repurchases and acquisitions with limited demonstrable return, including the Issuer's acquisition of Adore Me. The Reporting Persons further cite governance concerns, including the Board's adoption of a stockholder rights plan without stockholder approval and the Board's failure to appoint a stockholder representative despite repeated requests.

As set forth in the Stockholder Letter, for these and other reasons, the Reporting Persons have initiated a campaign seeking to hold Mmes. James and Naficy accountable for their roles in the foregoing matters and to signal to the Issuer that changes to Board composition and oversight are required. The Reporting Persons state that they are not seeking Board representation in connection with this solicitation, but instead are urging stockholders to vote "AGAINST" the reelection of Ms. James and Ms. Naficy in order to promote improved governance and oversight at the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.4 - Press release, dated May 4, 2026

## Signatures
- BBFIT INVESTMENTS PTE LTD: BBFIT INVESTMENTS PTE LTD, Brett Blundy, Director (05/04/2026)
- THE BB FAMILY INTERNATIONAL TRUST: THE BB FAMILY INTERNATIONAL TRUST, Brett Blundy, Director (05/04/2026)
- BBRC INTERNATIONAL PTE LTD: BBRC INTERNATIONAL PTE LTD, Brett Blundy, Director (05/04/2026)
- BRETT BLUNDY: BRETT BLUNDY, Brett Blundy (05/04/2026)